UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
MVP Kids Media, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 27, 2016

Physical address of issuer
650 East Redwood Place, Suite 3, Chandler, AZ 85286

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$583,222	$641,212
Cash & Cash Equivalents	$2,334	$1,609
Accounts Receivable	$26,684	$26,031
Short-term Debt	$445,110	$266,990
Long-term Debt	$80,630	$139,020
Revenues/Sales	$50,931	$60,332
Cost of Goods Sold	$20,334	$22,793
Taxes Paid	$0	$0
Net Income	-$192,732	-$96,369

May 7, 2026

FORM C-AR

MVP Kids Media, Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by MVP Kids Media, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.mvpkids.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 7, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

       This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

MVP Kids Media, Inc. (the "Company") is a Delaware Corporation, formed on May 27, 2016.

The Company is located at 650 East Redwood Place, Suite 3, Chandler, AZ 85286.

The Company's website is https://www.mvpkids.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

MVP Kids® is an immersive entertainment ecosystem combining fun storytelling with our sixteen trusted friends—relatable MVP Kids characters who celebrate differences and grow alongside the audience. Our vision is that every child has a trusted friend in MVP Kids.

RISK FACTORS

Risks Related to the Company's Business and Industry

1. Uncertain Risk: An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Non-V oting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be a complete description of the commercial and other risks inherent in the investment in the Company.

2. Any valuation at this stage is difficult to assess: The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

3. The transferability of the Securities you are buying is limited: Any Class C Non-V oting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

4. Your investment could be illiquid for a long time: You should be prepared to hold this investment for several years or longer. For the twelve months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in one of the industries in which the Company operates. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

5. We may not have enough capital as needed and may be required to raise more capital: We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

6. Management Discretion as to Use of Proceeds: Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

7. Projections: Forward-Looking Information: Any projections or forward-looking information regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

8. Insufficient Funds: The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may possibly need to raise more funds in the future, and if it can't get them, we could fail. Even if we do make

a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

9. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that Netcapital instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early- stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

10. Our new product could fail to achieve the sales projections we expect: Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

11. We face significant market competition: We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors won't render our products obsolete or that the products developed by us will be preferred to any existing or newly developed products. It should further be assumed that competition will intensify.

12. We are an early-stage company and have not yet generated any profits: The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. MVP Kids Media has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

13. Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective: Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

14. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them: Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a muti-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intangible property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

15. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business: To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

16. We rely on third parties to provide the services essential to the success of our business: We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, storytelling, animation, and production. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations, and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

17. Economic Downturn: We could be negatively impacted from a serious economic downturn.

18. Increases in Costs: Significant increases in costs for printing, paper, transportation, animation, tariffs, and exchange rate fluctuations, among other potential cost increases, could adversely impact our financial results. Additionally, much of our printing and manufacturing is outside the U.S. and is subject to the risks of doing business in foreign countries.

19. Seasonal Cash Flow: Books, curriculum, and television sales are seasonal as is the cash flow related to such seasonality.

20. Suppliers, strategic partners, or creative team members: We could lose relationships with our suppliers, strategic partners, or creative team members.

21. The President currently does not take a salary: Mel Sauder, the President of MVP Kids Media, Inc. (the "Company"), does not currently receive a salary for his work at the Company, and has not received a salary from the Company for the past year. Although Mel Sauder owns equity in the Company, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. The Company currently intends to pay Mel Sauder a salary of $96,000 per year once sufficient funds are available from sales or from raising capital.

22. We may lose favor with customers and potential distributors. We may lose favor with consumers, educators, or with television networks.

23. Industry Risk: We operate in the publishing, education, and entertainment industries, and as such, share the industry risks of the decline of book readership and the risks related to competition with alternate forms of media, video steaming, videos games, etc.

24. Variable Finances: Our revenues and financial results will vary from quarter to quarter.

25. Potential Liability: Our business is subject to potential liability hazards due to its direct contact with the public.

26. The Company's business projections are only projections: There can be no assurance that the Company will meet the projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

27. Capital Resources: The Company may decide that the maximum raise amount is not sufficient to achieve their short-term goals. As a result, the Company may decide to increase the maximum raise, raise additional capital through other securities exemptions, or some combination of both.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

MVP Kids® is an immersive entertainment ecosystem combining fun storytelling with our sixteen trusted friends—relatable MVP Kids characters who celebrate differences and grow alongside the audience. Our vision is that every child has a trusted friend in MVP Kids.

Business Plan

Through our proprietary Learning Universal Virtues™ (LUV™) Framework, we inspire friendship, conflict resolution, resilience, unity, and emotional intelligence across streaming series, mobile apps & games, curriculum, books, puppets, music, merchandising, and short-form video.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Melvin Sauder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

05/27/2016 - Present: MVP Kids Media, Inc., Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Past CEO of MicroBlend, Inc. Past President of Fuji TruColor, a subsidiary of Fuji Photo Film Past Vice President of AmeriSource Bergen LinkedIn: https://www.linkedin.com/in/melsauder/

Education

The Ohio State University, Bachelor of Science in Accounting, Marketing, and Finance

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Melvin Sauder

All positions and offices held with the Company and date such position(s) was held with start and ending dates

05/27/2016 - Present: MVP Kids Media, Inc., Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Past CEO of MicroBlend, Inc. Past President of Fuji TruColor, a subsidiary of Fuji Photo Film Past Vice President of AmeriSource Bergen LinkedIn: https://www.linkedin.com/in/melsauder/

Education

The Ohio State University, Bachelor of Science in Accounting, Marketing, and Finance

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	500,000
Voting Rights	2 votes per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Terms of subsequent financings may adversely impact your investment. The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the equity of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.
Other Material Terms or information.	

Type of security	Class B Common Stock
Amount outstanding	2,004,450
Voting Rights	1 vote per share
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Terms of subsequent financings may adversely impact your investment. The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the equity of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.
Other Material Terms or information.	

Type of security	Class C Common Stock
Amount outstanding	3,593,522
Voting Rights	No voting rights. Minority Holder; The Class C Non-Voting Common Stock has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out.
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Terms of subsequent financings may adversely impact your investment. The Company will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the equity of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if the Company needs to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	SBA loan
Name of creditor	SBA
Amount outstanding	$26,700
Interest rate and payment schedule	3.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2050
Other material terms	

Type of debt	Bank loan
Name of creditor	Bank of America
Amount outstanding	$34,105
Interest rate and payment schedule	1.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	January 1, 2030
Other material terms	

Type of debt	Notes
Name of creditor	Mel Sauder, CEO
Amount outstanding	$198,929
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Payable on demand

Type of debt	Notes
Name of creditor	MVPK Intangible Properties, LLC
Amount outstanding	$3,700
Interest rate and payment schedule	0.0%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Payable on demand

The total amount of outstanding debt of the company is $263,434.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	586,450	$534,661.00	Operating expenses and reduction of debt	September 6, 2024	Rule 506(b)
Common Stock	9,204	$13,806.00	Intermediary fees, Team Robo-Builders series	September 18, 2025	Regulation CF
Common Stock	15,000	$15,000.00	Social Media to promote Net Capital Reg CF offering	July 31, 2025	Rule 506(b)
Common Stock	3,568	$5,501.00	Operating Expenses	November 10, 2025	Rule 506(b)

Ownership

A majority of the Company is owned by Melvin Sauder.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Melvin Sauder	51.6%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

MVP Kids Media, Inc. (the "Company") operated as an Arizona Limited Liability Company from May 2016 until September 1, 2022. It converted to a Delaware C Corp September 1, 2022. The Company has been formed to create, produce, market, and distribute entertainment and education materials through all types of media with the common purpose of helping raise Real MVPs through inspiring character development in kids. In the state of Delaware, the Company is authorized to issue 500,000 Class A shares, 3,500,000 Class B shares, and 5,000,000 Class C shares. As of December 31, 2024, the Company had issued 500,000 Class A shares, 1,768,450 Class B shares, and 2,667,755 Class C shares. During 2025, the Company issued 236,000 Class B shares, which consisted of 15,000 to an individual in exchange for $15,000 in cash and 231,000 shares to CEO Mel Sauder for working for the Company. The Company also issued 912,995 shares of Class C in exchange for services provided to the Company and 3,573 shares of Class C in exchange for $5,359 in cash through a private placement offering with the same terms as the ongoing Reg CF. Results of Operations: Revenue for the year ended December 31, 2025 decreased by $9,401 to $50,931, as compared to $60,332 for the year ended December 31, 2024. Cost of goods sold for the year ended December 31, 2025 decreased by $2,459 to $20,334, as compared to $22,793 for the year ended December 31, 2024. Operating expenses for the year ended December 31, 2025 increased by $86,201 to $200,726, as compared to $114,525 for the year ended December 31, 2024. Interest expense for the year ended December 31, 2025 increased by $2,649 to $22,892, as compared to $20,243 for the year ended December 31, 2024. Liquidity & Capital Resources: On October 21, 2025, the Company drew down gross proceeds of $13,806 in exchange for selling 9,204 shares of common stock. The Reg CF offering is currently ongoing. During 2025, CEO Mel Sauder put $71,928 in the Company to pay operating expenses. As of December 31, 2025, the Company owes Mel $198,929. On December 31, 2025, the Company recorded cash of $2,334 and working capital of $14,885, as compared to cash of $1,609 and working capital of $182,530 on December 31, 2025. The Company has conserved cash by issuing stock to the CEO instead of paying him a salary. During 2025, the Company issued shares of common stock to related parties, including executive officers and certain family members of management, in lieu of cash compensation and services. In addition, one related party contributed cash of approximately $15,000 in connection with an equity issuance. These transactions were accounted for in according to the Company's equity-based compensation and equity issuance policies. Prior to COVID, the Company raised more than $800,000 at $5.00 per share. Since COVID, raising capital has been challenging, with current investors investing as necessary at $1.00/share. In January 2025, we signed a partnership agreement with Toonz Media

and BLKBX Creative Group to produce a 52-episode streaming series with Toonz. With these critical partners and Toonz's commitment, we are seeking $1.50 per share in this round. The Company pays a related party entity a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. The related party entity is a separate entity and is owned by many of the same shareholders as the Company. The related party has the same number of A and B Shares as the Company and in the same ratio as the Company's A and B Shareholders. The majority voting control of this related party entity is held by the CEO of the Company.

The Company will continue to pursue raising the necessary capital through its Net Capital Regulation CF capital raise along with working closely with its newly appointed Advisory Board Chairman, David Meltzer, to gain alternate funding. The additional capital will be used to produce, launch, and market the first season of Team Robo-Builders on YouTube.

Liquidity and Capital Resources

On September 6, 2024 the Company conducted an offering pursuant to Rule 506(b) and raised $534,661.00.

On September 18, 2025 the Company conducted an offering pursuant to Regulation CF and raised $13,806.00.

On July 31, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $15,000.00.

On November 10, 2025 the Company conducted an offering pursuant to Rule 506(b) and raised $5,501.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child,

stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Melvin Sauder
Relationship to the Company	CEO
Total amount of money involved	$198,929
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Loan

Company Distributions or Payments

Related Person/Entity	MVPK Intangible Properties, LLC
Relationship to the Company	Common owners
Total amount of money involved	6% of revenue
Benefits or compensation received by related person	6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products
Benefits or compensation received by Company	None
Description of the transaction	The Company pays a related party entity a 6%

	royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. The related party entity is a separate entity and is owned by many of the same shareholders as the Company. The related party has the same number of A and B Shares as the Company and in the same ratio as the Company's A and B Shareholders. The majority voting control of this related party entity is held by the CEO of the Company. The Company had a related party payable of $3,700 as of December 31st, 2025 and 2024. The balance does not accrue any interest and is due on demand.

Company Other Transactions

Related Person/Entity	Tom Balliett
Relationship to the Company	Son of CEO's Spouse
Total amount of money involved	$15,000
Benefits or compensation received by related person	Equity
Benefits or compensation received by Company	$15,000 cash investment in the Company
Description of the transaction	During 2025, one related party contributed cash of approximately $15,000 in connection with an equity issuance

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Melvin Sauder
(Signature)

Melvin Sauder
(Name)

Founder and CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

MVP Kids Media, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
MVP Kids Media, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 17, 2026

Vincenzo Mongio

	Statement of Financial Position		"Unaudited"

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,334	1,609
Accounts Receivable	26,684	26,031
Inventory	430,978	422,503
Total Current Assets	459,995	450,143
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	23,961	43,335
Right of Use Asset: Commercial Lease	67,376	109,499
Intangible Assets: Trademark	14,230	13,855
Security Deposits	17,659	24,379
Total Non-Current Assets	123,226	191,068
TOTAL ASSETS	583,222	641,212
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	184,605	172,468
Short Term Lease Liability	50,897	47,392
Due to Related Parties	202,629	40,301
Notes Payable - Current Portion	6,829	6,829
Sales Tax Payable	151	-
Total Current Liabilities	445,110	266,990
Long-term Liabilities		
Long-Term Lease Liability	26,654	77,551
Notes Payable - Long Term Portion	53,976	61,469
Total Long-Term Liabilities	80,630	139,020
TOTAL LIABILITIES	525,740	406,010
Commitments and Contingencies (Note 4)		
EQUITY		
Class A Common Stock	5	5
Class B Common Stock	20	18
Class C Common Stock	36	27
Additional Paid-in Capital	2,210,318	2,195,317
Accumulated Deficit	(2,152,897)	(1,960,165)
Total Equity	57,483	235,202
TOTAL LIABILITIES AND EQUITY	583,222	641,212

Statement of Operations   "Unaudited"

	Year Ended December 31,	
	2025	**2024**
Revenue	50,931	60,332
Cost of Revenue	20,334	22,793
Gross Profit	30,598	37,539
Operating Expenses		
Advertising and Marketing	5,185	4,706
General and Administrative	129,579	66,426
Rent and Lease	46,588	38,775
Depreciation	19,374	4,618
Total Operating Expenses	200,726	114,525
Operating Income (loss)	(170,128)	(76,986)
Other Income		
Other	288	860
Total Other Income	288	860
Other Expense		
Interest Expense	22,892	20,243
Total Other Expense	22,892	20,243
Earnings Before Income Taxes	(192,732)	(96,369)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(192,732)	(96,369)

Statement of Changes in Shareholder Equity   "Unaudited"

	Class A Common Stock		Class B Common Stock		Class C Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount			
Beginning Balance at 1/1/2024	500,000	5	894,000	9	1,006,000	10	1,668,048	(1,863,796)	(195,724)
Issuance of Stock	-	-	874,450	9	1,661,755	17	527,269	-	527,295
Net Income (Loss)	-	-	-	-	-	-	-	(96,369)	(96,369)
Ending Balance 12/31/2024	500,000	5	1,768,450	18	2,667,755	27	2,195,317	(1,960,165)	235,202
Issuance of Stock	-	-	236,000	2	925,772	9	15,001	-	15,013
Net Income (Loss)	-	-	-	-	-	-	-	(192,732)	(192,732)
Ending Balance 12/31/2025	500,000	5	2,004,450	20	3,593,527	36	2,210,318	(2,152,897)	57,483

	Statement of Cash Flows		"Unaudited"

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	(192,732)	(96,369)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	19,374	4,618
Accounts Receivable	(652)	(25,184)
Inventory	(8,475)	(6,862)
Accounts Payable and Accrued Expenses	12,135	(10,110)
Accrued Interest	-	(19,461)
Operating Lease Liability	(5,118)	(4,005)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	17,264	(61,004)
Net Cash provided by (used in) Operating Activities	(175,468)	(157,372)
INVESTING ACTIVITIES		
Fixed Assets	-	14,920
Trademarks	(375)	16,031
Security Deposits	6,720	(15,720)
Net Cash provided by (used by) Investing Activities	6,345	15,230
FINANCING ACTIVITIES		
Repayments of Notes Payables	(7,494)	(6,792)
Proceeds from/(Repayments of) Related Party Payables	162,328	(202,654)
Class B Common Stock	2	9
Class C Common Stock	9	17
Additional Paid-in Capital, net of Distributions and Convertible Note Conversion	15,001	352,269
Net Cash provided by (used in) Financing Activities	169,847	142,850
Cash at the beginning of period	1,609	902
Net Cash increase (decrease) for period	724	707
Cash at end of period	2,333	1,609

MVP Kids Media, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

MVP Kids Media, Inc. (the "Company") operated as an Arizona Limited Liability Company from July 2016 until September 1, 2022. It converted to a Delaware C Corp September 1, 2022. The Company has been formed to profitably create, produce, market, and distribute entertainment and education materials through all types of media with the common purpose of helping raise Real MVPs through inspiring character development in kids.

The Company is planning to conduct a.crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company has experienced almost no returns, so does not recognize a liability for expected returns.

Concentration of Revenue

For the years ended December 31, 2025 and 2024, one customer accounted for approximately 82% and 86% of the Company's total revenue, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Furniture	5	3,318	(3,063)	-	255
Equipment	5	82,547	(61,369)	-	21,178
Leasehold Improvements	5	11,822	(9,294)	-	2,528
Grand Total	-	97,687	(73,726)	-	23,961

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $430,978 as of December 31st, 2025, consisting of finished goods. Inventory is stated at the lower of cost or net realizable value, with cost determined using the first-in, first-out (FIFO) method.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

During the year ended December 31, 2025, the Company issued an aggregate of approximately 1,119,000 shares of common stock (including 898,000 Class C nonvoting and 221,000 Class B voting shares) to employees and non-employees in exchange for services, including executive compensation, marketing, consulting, and professional services. All shares were fully vested upon issuance. The Company measured such issuances based on the fair value of the equity instruments issued or the services received, whichever was more reliably determinable, and recognized the related expense in the period the services were rendered. The fair value of the shares issued was determined to be de minimis based on the Company's early-stage development, history of operating losses, and absence of a third-party valuation, resulting in no material stock-based compensation expense being recognized.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

The Company has not filed its 2025 tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The CEO has loaned the Company money on occasion to keep the Company moving forward. The net amount that the Company owed the CEO as of December 31st, 2023, was $240,954. As of September 2024, the CEO converted $250,000 of the net amount owed into equity in the Company. The CEO loaned additional amounts in 2025 and 2024. The net amount that the Company owed the CEO as of December 31st, 2025 and 2024, was $198,929 and $36,601, respectively. The amount does not accrue interest and is due on demand.

The Company pays a related party entity a 6% royalty on net sales to be distributed to the authors, creators, illustrators, and other creative people to develop the Company's products. The related party entity is a separate entity and is owned by many of the same shareholders as the Company. The related party has the same number of A and B Shares as the Company and in the same ratio as the Company's A and B Shareholders. The majority voting control of this related party entity is held by the CEO of the Company. The Company had a related party payable of $3,700 as of December 31st, 2025 and 2024. The balance does not accrue any interest and is due on demand.

During 2025, the Company issued shares of common stock to related parties, including executive officers and certain family members of management, in lieu of cash compensation and services. In addition, one related party contributed cash of approximately $15,000 in connection with an equity issuance. These transactions were accounted for in accordance with the Company's equity-based compensation and equity issuance policies.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Leases

The Company entered into a lease agreement on July 29, 2021, for premises located at 650 E. Redwood Place, Suite 3, Chandler, AZ 85286, with a leasable area of approximately 3,113 square feet. The lease term is sixty-six months and ends on June 30th, 2027. Upon signing, the Company paid a $1,000 non-refundable deposit, which was applied toward a $4,062 security deposit due thirty days prior to commencement, along with the first month's minimum rent of $4,062, estimated additional rent of $454, and estimated rent tax of $81, for a total initial payment of $8,659. Rent includes minimum rent, common area charges, property taxes, insurance, municipal rent taxes, and utility charges paid by the landlord. The premises are to be used for general office use and warehouse space for children's entertainment and educational materials.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	46,588
Total	46,588

Other Information

Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	51,858
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for operating leases	1.49
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	Operating
2026-12	53,154
2027-12	26,904
2028-12	-
2029-12	-
2030-12	-
Thereafter	-
Total undiscounted cash flows	80,058
Less: present value discount	(2,507)
Total lease liabilities	77,551

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of related party debt.

In 2020, the Company received a $26,700 SBA loan with a 3.75% interest rate to be repaid on a monthly basis beginning October 2023 with a maturity date of May 2050. The remaining balance of this loan was $26,700 as of December 31, 2025 and December 31, 2024.

The Company received $124,577 of Payroll Protection Plan funds, of which $76,253 were later deemed by the SBA to be non-forgivable. The interest rate on this debt is 1.0% with payments beginning during 2021 and with a maturity date in 2030. The remaining balance of this loan was $34,105 as of December 31, 2025. The remaining balance of this loan was $41,598 as of December 31, 2024.

Debt Summary

				For the Year Ended December 2025			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Due to Related Party 1	198,929	None	On Demand	198,929	-	198,929	-
Due to Related Party 2	3,700	None	On Demand	3,700	-	3,700	-
SBA Loan	26,700	3.75%	2050	-	26,700	26,700	-
Payroll Protection Plan Loan	124,577	1%	2030	6,829	27,276	34,105	-
Total				**209,458**	**53,976**	**263,433**	**-**

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	209,458
2027	6,819
2028	6,819
2029	6,819
2030	6,819
Thereafter	26,700

NOTE 6 – EQUITY

The total number of shares of all classes of capital stock that the corporation is authorized to issue is 9,000,000 shares of common stock, consisting of the following:

The Company has authorized 500,000 Class A Voting Common Shares with a par value of $0.00001 per share.. 500,000 Class A Voting Common Shares were issued and outstanding as of 2025 and 2024. Class A Voting Common Shares have two votes per Share.

The Company has authorized 3,500,000 Class B Voting Common Shares with a par value of $0.00001 per share.. 2,004,450 and 1,768,450 Class B Voting Common Shares were issued and outstanding as of 2025 and 2024, respectively. Class B Voting Common Shares have one vote per Share.

The Company has authorized 5,000,000 Class C Non-Voting Common Shares with a par value of $0.00001 per share.. 3,593,527 and 2,667,755 Class C Non-Voting Common Shares were issued and outstanding as of 2025 and 2024, respectively. Class C Non-Voting Common Shares are non-voting Shares.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 17, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.